================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 4)


                                 CRIIMI MAE Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    950241109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Barry S. Blattman
                                  BREF ONE, LLC
                          Three World Financial Center
                            New York, New York 10281
                                 (212) 417-7276

                                 with a copy to:

                             Raymond O. Gietz, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)


                                November 18, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 7 Pages

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 950241109                                         13D                                        Page 2 of 7 Pages
-------------------------------------------------------              -------------------------------------------------------------
-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS:                                 BREF ONE, LLC
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
                                       OO
-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------- -------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     1,549,452
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                1,549,452
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.7%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO

-------------- -------------------------------------------------------------------------------------------------------------------




                                       2

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 950241109                                         13D                                        Page 3 of 7 Pages
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                               Brookfield Asset Management Inc.
                                                                       (formerly known as Brascan Corporation)
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
                                       WC
-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ontario

-------------- -------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     1,549,452
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                1,549,452
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.7%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- -------------------------------------------------------------------------------------------------------------------




                                       3

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 950241109                                         13D                                        Page 4 of 7 Pages
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                Partners Limited (formerly known as EdperPartners Limited)
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
                                       N/A
-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ontario

-------------- -------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     1,549,452
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                1,549,452
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.7%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- -------------------------------------------------------------------------------------------------------------------




                                       4

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 950241109                                         13D                                        Page 5 of 7 Pages
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Barry S. Blattman
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
                                       PF
-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

-------------- -------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     1,549,452
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                1,549,452
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.7%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- -------------------------------------------------------------------------------------------------------------------


           This Amendment No. 4 amends the Schedule 13D filed February 3, 2003 (the "Schedule 13D"), as amended by Amendment No. 1 filed February 23, 2005, Amendment No. 2 filed on July 28, 2005, and Amendment No. 3 filed October 6, 2005, and is filed by BREF ONE, LLC ("BREF ONE"), Brookfield Asset Management Inc. (formerly known as Brascan Corporation) ("Brookfield"), Partners Limited (formerly known as EdperPartners Limited) and Barry S. Blattman, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of CRIIMI MAE Inc. (the "Company"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 of the Schedule 13D is supplemented as follows:

           The responses of the Reporting Persons to Row (4) of the cover pages of this Amendment No. 4 are incorporated herein by reference. On November 18, 2005, BREF ONE exercised its Warrant to purchase an aggregate of 336,835 shares of Common Stock at an exercise price of $11.50 per share, for an aggregate purchase price of $3,873,602.50, the funds for which were obtained from capital contributions from BREF ONE's investors.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 of the Schedule 13D is supplemented as follows:

           (a)-(b) The responses of the Reporting Persons to Rows (11) through
(13) of the cover pages of this Amendment No. 4 are incorporated herein by reference. As of November 18, 2005, each of the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 1,549,452 shares of Common Stock. Such shares constitute approximately 9.7% of the issued and outstanding shares of the Common Stock (based upon the 15,612,834 shares of the Common Stock stated to be issued and outstanding by the Company in its latest Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2005, plus the 336,835 shares of Common Stock purchased by BREF ONE under the Warrant, as described in Item 3 to this Amendment No. 4). Each of the Reporting Persons may be deemed to have the sole power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares.

           (c) None of the Reporting Persons and, to the Reporting Persons' knowledge, the Scheduled Persons have effected any transaction in the Common Stock during the past 60 days, except as described in Item 3 to this Amendment No. 4.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 18, 2005



                               BREF ONE, LLC

                               By: /s/ Theresa A. Hoyt
                                   ----------------------------------------
                                   Name: Theresa A. Hoyt
                                   Title: Vice President



                               BROOKFIELD ASSET MANAGEMENT INC.
                               (formerly BRASCAN CORPORATION)

                               By: /s/ Joseph Freedman
                                   ----------------------------------------
                                   Name: Joseph Freedman
                                   Title: Senior Vice President


                               PARTNERS LIMITED

                               By: /s/ Brian Lawson
                                   ----------------------------------------
                                   Name: Brian Lawson
                                   Title: President


                               BARRY S. BLATTMAN

                               /s/ Barry S. Blattman
                               -------------------------------------------